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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO             )*

                               GUEST SUPPLY, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                  401630 10 8
                                 (CUSIP Number)

                            MICHAEL C. NICHOLS, ESQ.
            VICE PRESIDENT, GENERAL COUNSEL AND ASSISTANT SECRETARY
                               SYSCO CORPORATION
                              1390 ENCLAVE PARKWAY
                           HOUSTON, TEXAS 77077-2099
                                 (281) 584-1390
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                JANUARY 22, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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 1. NAME OF REPORTING PERSON

    Sysco Corporation

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    74-1648137
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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [X]       (b) [  ]

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 3. SEC USE ONLY

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 4. SOURCE OF FUNDS

    OO
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 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E) [  ]
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 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

 7. SOLE VOTING POWER

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 8. SHARED VOTING POWER

    475,752 shares

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 9. SOLE DISPOSITIVE POWER

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10. SHARED DISPOSITIVE POWER

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    475,752 shares

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [  ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.0%

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14. TYPE OF REPORTING PERSON

    CO
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     Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sysco Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

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

 1. NAME OF REPORTING PERSON

    Sysco Food Services of New Jersey, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    76-0667436
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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [X]       (b) [  ]

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 3. SEC USE ONLY

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 4. SOURCE OF FUNDS

    AF
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 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E) [  ]
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 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

 7. SOLE VOTING POWER

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 8. SHARED VOTING POWER

    475,752 shares

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 9. SOLE DISPOSITIVE POWER

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10. SHARED DISPOSITIVE POWER

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    475,752 shares

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [  ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.0%

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14. TYPE OF REPORTING PERSON

    CO
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     Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sysco Food Services of New Jersey, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

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

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D (this "Statement") relates to the common stock, no par value (the "Common Stock"), of Guest Supply, Inc., a New Jersey corporation ("Guest Supply"). The principal executive offices of Guest Supply are located at 4301 U.S. Highway One, Monmouth Junction, New Jersey 08852.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This statement on Schedule 13D is filed by Sysco Corporation, a Delaware corporation ("SYSCO"), and Sysco Food Services of New Jersey, Inc., a Delaware corporation ("SFS New Jersey"). SFS New Jersey is a wholly-owned subsidiary of SYSCO.

     (b) The address of the principal office and principal business of SYSCO and SFS New Jersey is 1390 Enclave Parkway, Houston, Texas 77077. See Schedule I to this Schedule 13D for the business address of each of SYSCO's and SFS New Jersey's executive officers and directors.

     (c) SYSCO is the largest North American distributor of food and food related products to the foodservice industry. SYSCO provides its products and services to approximately 356,000 customers including restaurants, healthcare and educational facilities, lodging establishments and other foodservice customers. Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of SYSCO's and SFS New Jersey's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the past five years, none of SYSCO, SFS New Jersey, or, to the best of their knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of SYSCO, SFS New Jersey, or, to the best of their knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Each person listed on Schedule I to this Schedule 13D is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As an inducement for SYSCO to enter into the Merger Agreement described in
Item 4 and in consideration thereof, certain directors and executive officers of Guest Supply (as set forth on Schedule II hereto, the "Stockholders"), entered into Tender Agreements with SYSCO (See Item 4). SYSCO did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Tender Agreements. In addition, the Stockholders granted SYSCO an irrevocable proxy with respect to the shares of Common Stock covered by the Tender Agreements.

     References to, and descriptions of, the Offer, the Merger, the Merger Agreement and the Tender Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Tender Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4. PURPOSE OF TRANSACTION

     (a) - (b) Pursuant to a Merger Agreement and Plan of Reorganization dated as of January 22, 2001 (the "Merger Agreement"), among SYSCO, SFS New Jersey and Guest Supply, and subject to the conditions set forth therein, SFS New Jersey will commence an exchange offer (the "Offer") to exchange shares of SYSCO's common stock for all issued and outstanding shares of Common Stock. Following the Offer, SFS New Jersey plans to merge with and into Guest Supply and Guest Supply will then become a wholly owned subsidiary of SYSCO (such events constituting the "Merger"). Once the Merger is consummated, SFS New

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

Jersey will cease to exist as a corporation and all of the business, assets, liabilities and obligations of SFS New Jersey will be merged into Guest Supply with Guest Supply remaining as the surviving corporation (the "Surviving Corporation").

     As a result of the Merger, each outstanding share of Common Stock, other than shares owned by Guest Supply, SYSCO and SFS New Jersey will be converted into the right to receive shares of SYSCO common stock. Pursuant to the Merger Agreement, each outstanding option or other right to acquire shares of Guest Supply Common Stock, whether vested or unvested, shall be assumed by SYSCO.

     Pursuant to the Tender Agreements, the Stockholders agreed to tender in the Offer all Guest Supply shares owned by them at January 22, 2001, as well as all additional shares acquired by them, including those acquired upon exercise of options and warrants. However, each Stockholder reserved the right to sell into the public market up to 15% of the total number of (i) shares held of record, and (ii) shares deemed beneficially owned by such stockholders pursuant to Rule 13d-3 under the Securities Exchange Act of 1934. Shares deemed beneficially owned include those subject to options and warrants exercisable at January 22, 2001, and those exercisable within 60 days thereafter. Shares sold pursuant to this provision on or before five days prior to the expiration date of the offer will not be tendered.

     As part of the Tender Agreements, each Stockholder has granted to SYSCO an irrevocable proxy to vote or execute a consent in writing to vote, at every Guest Supply stockholders meeting and on every action or approval by written consent instead of a meeting, (i) in favor of adoption and approval of the Merger Agreement and approval of the Merger, (ii) against any proposal for a recapitalization, merger, sale of assets or other business combination and (iii) against any other action or agreement, the consummation of which would result in a breach of any covenant, representation or warranty of Guest Supply contained in the Merger Agreement or would result in any obligation or agreement of Guest Supply under the Merger Agreement not being fulfilled or would result in Guest Supply being required to pay to SYSCO or SFS New Jersey the termination fee described in the Merger Agreement. The Tender Agreements terminate upon the earliest of the following: (1) termination of the Merger Agreement, (2) the date upon which the Merger is effected, (3) the date upon which all of the Stockholder's Common Stock is purchased by SYSCO or SFS New Jersey pursuant to the Offer and (4) the date upon which the Offer terminates without the purchase of Common Stock.

     The purpose of the transactions under the Tender Agreements is to assist SYSCO and Guest Supply in consummating the transactions contemplated under the Merger Agreement.

     (c) Not applicable.

     (d) Upon the acceptance for exchange of shares of Common Stock pursuant to the Offer, SYSCO will be entitled to designate a number of directors of Guest Supply, rounded up to the next whole number, that equals the product of the total number of directors on Guest Supply's board of directors (giving effect to the directors designated by SYSCO as described in this paragraph) multiplied by the percentage that the aggregate number of shares acquired by SYSCO and SFS New Jersey bears to the total number of shares of Common Stock then outstanding. Until the Merger has become effective, Guest Supply's board of directors will consist of at least two members who were directors of Guest Supply prior to the consummation of the Offer. Upon consummation of the Merger, the directors of SFS New Jersey shall become the directors of the Surviving Corporation. The initial officers of the Surviving Corporation shall be the officers of SFS New Jersey, until their respective successors are duly elected or appointed and qualified.

     (e) None, other than the change in the number of outstanding shares of Common Stock as contemplated by the Merger Agreement.

     (f) Not applicable.

     (g) Upon the Effective Time, the Certificate of Incorporation and Bylaws of Guest Supply shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation except as amended in the certificates of merger or otherwise thereafter amended.

     (h) Upon consummation of the Merger, the Common Stock will cease to be quoted on any quotation system or exchange.

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

     (i) Upon consummation of the Merger, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, SYSCO currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although SYSCO reserves the right to develop such plans).

     References to, and descriptions of, the Merger Agreement and the Tender Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Tender Agreement, respectively, included as Exhibits 1 and 2, respectively, to this
Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) As a result of the Tender Agreements, SYSCO may be deemed to be the beneficial owner of 543,252 shares of Common Stock as of January 22, 2001. Those shares of Common Stock constituted approximately 8.0% of the issued and outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding as of January 22, 2001 (as represented by Guest Supply in the Merger Agreement discussed in Items 3 and 4). The Stockholders have subsequently sold an aggregate of 67,500 shares pursuant to the right to do so granted in the Tender Agreements. SYSCO is now the beneficial owner of 475,752 shares of Common Stock, representing approximately 7.0% of the issued and outstanding shares as of January 22, 2001. SYSCO may be deemed to have the shared power to vote the shares of Common Stock with respect to those matters described above. However, SYSCO (i) is not entitled to any rights as a stockholder of Guest Supply as to the shares of Common Stock and (ii) disclaims any beneficial ownership of the shares of Common Stock. SYSCO does not have the power to dispose of the shares of Common Stock.

     (c) To the knowledge of SYSCO, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

     (d) To the knowledge of SYSCO, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Guest Supply.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than the Merger Agreement and the exhibits thereto, including the Tender Agreements, to the knowledge of SYSCO, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Guest Supply, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
    1+       Merger Agreement and Plan of Reorganization, dated as of
             January 22, 2001, by and among Sysco Corporation, Sysco Food
             Services of New Jersey, Inc. and Guest Supply, Inc.
     2       Form of Tender Agreement, dated as of January 22, 2001, a
             substantially similar version of which has been executed by
             Clifford W. Stanley, Thomas M. Haythe, Paul T. Xenis, Teri
             E. Unsworth, R. Eugene Biber, Edward J. Walsh and George S.
             Zabrycki.
     3       Joint Filing Agreement, dated as of January 31, 2001, by and between Sysco Food Services of New Jersey, Inc. and Sysco
             Corporation.

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+ In accordance with Item 601(b)(2) of Regulation S-K, the schedules have been omitted and a list briefly describing the schedules is at the end of the exhibit. The Registrant will furnish supplementally a copy of any omitted schedule to the commission upon request.

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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 31, 2001

                                            SYSCO CORPORATION

                                            By:/s/ JOHN K. STUBBLEFIELD, JR.
                                              ----------------------------------
                                              Name:  John K. Stubblefield, Jr.
                                              Title: Executive Vice President,
                                                     Finance and Administration

                                            SYSCO FOOD SERVICES OF
                                              NEW JERSEY, INC.

                                            By:   /s/ MICHAEL C. NICHOLS
                                              ----------------------------------
                                              Name:  Michael C. Nichols
                                              Title: President

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

                                   SCHEDULE I

         EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF SYSCO CORPORATION

NAME                                                             POSITION WITH SYSCO
----                                                             -------------------
Charles H. Cotros............................   Chairman, Chief Executive Officer and Director
Larry J. Accardi.............................   Executive Vice President, Merchandising Services &
                                                  Multi-Unit Sales
Kenneth J. Carrig............................   Senior Vice President, Administration
O. Wayne Duncan..............................   Senior Vice President, Operations
James C. Graham..............................   Senior Vice President, Operations
James E. Lankford............................   Senior Vice President, Operations
Thomas E. Lankford...........................   Executive Vice President, Foodservice Operations and
                                                  Director
Gregory K. Marshall..........................   Senior Vice President
Michael C. Nichols...........................   Vice President, General Counsel and Assistant
                                                Secretary
Diane Day Sanders............................   Vice President and Treasurer
Richard J. Schnieders........................   President, Chief Operating Officer and Director
Kenneth F. Spitler...........................   Senior Vice President, Operations
John K. Stubblefield, Jr.....................   Executive Vice President, Finance and Administration
James D. Wickus..............................   Senior Vice President, Operations

     All individuals named in the above table are employed by Sysco Corporation. The business address of each of the above-named individuals and the address of SYSCO's principal executive office is 1390 Enclave Parkway, Houston, TX 77077.

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

                             SCHEDULE I (CONTINUED)

                  NON-EMPLOYEE DIRECTORS OF SYSCO CORPORATION

             NAME                PRINCIPAL OCCUPATION OR EMPLOYMENT           BUSINESS ADDRESS
             ----                ----------------------------------  ----------------------------------
John W. Anderson                 Retired                             c/o Sysco Corporation
                                                                     1390 Enclave Parkway
                                                                     Houston, Texas 77077
Colin G. Campbell                Chairman, President and CEO         Colonial Williamsburg Foundation
                                                                     134 N. Henry Street
                                                                     Williamsburg, VA 23185
Judith B. Craven                 Retired                             c/o Sysco Corporation
                                                                     1390 Enclave Parkway
                                                                     Houston, Texas 77077
Frank A. Godchaux, III           Chairman                            Riviana Foods
                                                                     501 South Main Street
                                                                     Abbeville, LA 70510
Jonathan Golden                  Partner                             Arnall Golden Gregory LLP
                                                                     2800 One Atlantic Center
                                                                     1201 West Peachtree Street
                                                                     Atlanta, GA 30309
Richard G. Merrill               Retired                             c/o Sysco Corporation
                                                                     1390 Enclave Parkway
                                                                     Houston, Texas 77077
Frank H. Richardson              Retired                             c/o Sysco Corporation
                                                                     1390 Enclave Parkway
                                                                     Houston, Texas 77077
Phyllis S. Sewell                Retired                             c/o Sysco Corporation
                                                                     1390 Enclave Parkway
                                                                     Houston, Texas 77077
John F. Woodhouse                Retired                             c/o Sysco Corporation
                                                                     1390 Enclave Parkway
                                                                     Houston, Texas 77077

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                    SYSCO FOOD SERVICES OF NEW JERSEY, INC.

                            NAME                                            POSITION
                            ----                              -------------------------------------
Michael C. Nichols                                            President and Sole Director

Mr. Nichols is employed by SYSCO as Vice President, General Counsel and Assistant Secretary. Mr. Nichols' business address is 1390 Enclave Parkway, Houston, Texas 77077.

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

                                  SCHEDULE II

                                  STOCKHOLDERS

Thomas M. Haythe
Clifford W. Stanley
Teri E. Unsworth
Edward J. Walsh
Paul T. Xenis
George S. Zabrycki
R. Eugene Biber

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

                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
    1+       Merger Agreement and Plan of Reorganization, dated as of
             January 22, 2001, by and among Sysco Corporation, Sysco Food
             Services of New Jersey, Inc. and Guest Supply, Inc.
    2        Form of Tender Agreement, dated as of January 22, 2001, a
             substantially similar version of which has been executed by
             Clifford W. Stanley, Thomas M. Haythe, Paul T. Xenis, Teri
             E. Unsworth, R. Eugene Biber, Edward J. Walsh and George S.
             Zabrycki.
    3        Joint Filing Agreement, dated as of January 31, 2001, by and between Sysco Food Services of New Jersey, Inc. and Sysco
             Corporation.

---------------

+ In accordance with Item 601(b)(2) of Regulation S-K, the schedules have been omitted and a list briefly describing the schedules is at the end of the exhibit. The Registrant will furnish supplementally a copy of any omitted schedule to the commission upon request.